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                                                                    EXHIBIT 99.1

                   [QIAO XING UNIVERSAL TELEPHONE, INC. LOGO]

                                 PRESS RELEASE

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FOR FURTHER INFORMATION:

QIAO XING UNIVERSAL TELEPHONE             INVESTOR RELATIONS INTERNATIONAL
Qiao Xing Technology Industrial Zone      15477 Ventura Boulevard
Tangquan, Huizhou City                    Suite 202
Guangdong, PRC                            Los Angeles, CA 91403

Contact:     Keneath Chen                 Contact:     Haris Tajyar
             Corporate Finance Dept.                   Managing Partner
             (011) 86-752-2820268                      (818) 981-5300
             qxxiao@pub.huizhou.gd.cn                  htajyar@irintl.com

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FOR IMMEDIATE RELEASE
APRIL 4, 2002

                   QIAO XING INTRODUCES WORLD'S FIRST FOLDING
                    DUAL-DISPLAYED MOBILE PHONE WITH FM RADIO

GUANGDONG, CHINA AND LOS ANGELES, CALIFORNIA, April 4, 2002 - Qiao Xing Universal Telephone (Nasdaq/NMS: XING), the second largest telephone manufacturer in China, today announced a new product in its line of GSM mobile phones. The Company's Q200-Dual will represent the world's first folding dual-displayed mobile phone with an FM radio. Shipments of the Q200-Dual are expected to begin in the current second fiscal quarter.

With dimensions of 86 x 45x 26.5 mm, the Q200-Dual mobile phone adopts the increasingly popular folding shell with two displays. In addition to common functions such as dual-bands, an alarm clock and IP dialing, it also possesses an advanced inner-fixed FM radio.

Mr. Rui Lin Wu, Chairman of Qiao Xing Universal, said, "Our latest GSM mobile phone boasts a number of strong competitive advantages both in terms of functions and price. Among all folding dual-displayed mobile phones, our Q200-Dual will represent the world's first with a FM stereo radio. Based on our rapidly growing market position and leading manufacturing capabilities, we will be able to offer our new GSM phones at approximately 20%-30% less than competing mobile phones. While maintaining our functional and price competitiveness, we are targeting our average gross profit to be over 30% for this product line. We expect to announce our first shipments of this product shortly."



                                     -more-
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Qiao Xing Universal Telephone
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ABOUT QIAO XING UNIVERSAL TELEPHONE

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Qiao Xing is currently the second largest telephone manufacturer in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

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